

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 16, 2009

Ms. Marcia Rosenbaum
Chief Executive Officer
Continan Communications, Inc.
11 East 44th Street, 19th Floor
New York, New York 10017

   Re: XXX Acquisition Corp.
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed April 14, 2009
     File No. 0-49648

Dear Ms. Rosenbaum:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time. We remind you of your reporting obligations under Rule 13a-13 of Regulation 13A.

       Sincerely,

       Karl Hiller
       Branch Chief